14045291

SECU[illegible] ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26155

SEC Mail Processing Section
JUN 02 2014
Washington, DC
184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thomas P. Reynolds Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
25 Newbridge Road - Suite 205
(No. and Street)

Hicksville	NY	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kennon A. Brennen, Managing Partner 212-742-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/4/14

OATH OR AFFIRMATION

I, ______Kennon A. Brennen ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Thomas P. Reynolds Securities Ltd ____, as of ____________________March 31_________, 20___14 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Kennon A. Brennen

Signature

Managing Partner MP

Title

Xiomara Leto

Notary Public

XIOMARA LETO
Notary Public - State of New York
NO. 01LE6193696
Qualified in Nassau County
My Commission Expires 9/22/2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Thomas P. Reynolds Securities Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report

Stockholders'
Thomas P. Reynolds Securities Ltd.

Report on the Financial Statements

I have audited the accompanying financial statements of Thomas P. Reynolds Securities Ltd. which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities Ltd. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 22, 2014

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF FINANCIAL CONDITION
March 31, 2014

ASSETS

Current Assets		
Cash	$	20,503
Commissions and fees receivable		10,873
Other current assets		3,312
Total Current Assets		34,688
Property and Equipment		
Computer equipment		11,895
Less: Accumulated depreciation		(11,895)
		0
Goodwill		192,148
Total Assets	$	226,836

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	8,131
Total Current Liabilities		8,131
Subordinated note payable		44,962
Total Liabilities		53,093
Stockholders' Equity		
Common stock, no par, 200 shares, authorized and issued		100,000
Additional paid-in Capital		10,000
Retained earnings		63,743
Total Stockholders' Equity		173,743
Total Liabilities and Stockholders' Equity	$	226,836

The accompanying notes are an integral part of these financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Year Ended March 31, 2014

REVENUES		
Commission income	$	328,342
12-b-1 Fees		5,413
Interest income		15
		333,770
OPERATING EXPENSES		
Commission expense		82,191
Consulting		12,818
Payroll taxes and benefits		17,512
Rent		14,093
Clearing fees		80,672
Trades & tickets		91,416
Office expense		23,536
Bank charges		1,503
Professional fees		10,200
Insurance		2,496
Dues and subscriptions		1,756
Regulatory fees		8,243
Travel		9,731
Advertising		603
Professional development		587
		357,357
Loss From Operations		(23,587)
Other expense		
Acquisition costs		(8,400)
Interest expense		(962)
Net Loss		(32,949)
Retained Earnings - April 1, 2013		96,692
Retained Earnings - March 31, 2014	$	63,743

The accompanying notes are an integral part of these financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
For the Year Ended March 31, 2014

Subordinated Liabilities at April 1, 2013	$	50,000
Increases		-
Decreases		(5,038)
Subordinated Liabilities at March 31, 2014	$	44,962

The accompanying notes are an integral part of these financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2014

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2013	200	$ 100,000	$ 10,000	$ 96,692	$ 206,692
Net Loss	-	-	-	(32,949)	(32,949)
Balance at March 31, 2014	200	$ 100,000	$ 10,000	$ 63,743	$ 173,743

The accompanying notes are an integral part of these financial statements.

THOMAS P. REYNOLDS SECURITIES Ltd.

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(32,949)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in Operating Assets:		
Receivables		5,259
Other current assets		(894)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(5,872)
Net cash used in operating activities		(34,456)
Cash Flows From Investing Activities		
Cash paid for Goodwill		(5,600)
Net cash used in investing activities		(5,600)
Cash Flows From Financing Activities		
Reduction of subordinated debt		(5,038)
Net cash used in financing activities		(5,038)
Net decrease in cash		(45,094)
Cash and cash equivalents at Beginning of Year		65,597
Cash and cash equivalents at End of Year	$	20,503
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		962

The accompanying notes are an integral part of these financial statements.

1 Organization and Nature of Business

Thomas P. Reynolds Securities Ltd., (the Company) was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms. The Company holds no customer funds or securities and has not participated in the underwriting of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority - ("FINRA").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2014.

(d) Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Management has evaluated accounts receivable at March 31, 2014 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company derives commission revenues from executing customer transactions in stock, mutual funds and fixed income products. Commissions and revenues and related brokerage and clearing costs are recognized on a settlement-date basis generally the third business day following the transaction date. Generally accepted accounting principles require's revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date.

(f) Income Taxes

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at March 31, 2014 and there are no open tax years prior to 2010. In addition, no income tax related penalties or interest have been recorded for the year ended March 31, 2014.

(g) Depreciation

Office equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

(h*) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(h) *Fair Value Hierarchy - continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Liabilities Subordinated to Claims of General Creditors

On March 19, 2012 the Company entered into a subordinated loan agreement in the amount of $50,000. The note is dated March 19 2012 and is payable over five years and bears interest at the rate of 4% subject to approval by FINRA which was granted on May 24, 2012. However, appendix D of SEC Rule 15c3-1 requires the prior written approval of FINRA before any repayment of a subordination agreement can be made. The Company made principal payments in the amount of $5,038 in the year ended March 31, 2014.

4 Lease

The Company has entered into a sublease agreement with Reynolds Consulting Services LLC whereby Reynolds Consulting Services will assume 75% of all rent , taxes and other charges by the Landlord and Thomas P. Reynolds Securities Ltd. will assume the remaining 25%.

Rental expense for the year ended March 31, 2014 was $14,093.

5 Concentrations

The Company's revenues are derived entirely from trading in securities.

6 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2014, the Company had net capital of $23,245, which was $18,245 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .3496 to 1.

7 Asset Purchase Agreement

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd. Under the Agreement the purchase price ($5,000,000) is to be paid over a period of 15 years and is based on quarterly gross revenues.

8 Goodwill

Goodwill recorded by the Company has not been amortized and will be evaluated on an annual basis, or sooner if deemed necessary, in connection with other long lived assets, for potential impairment. Other acquisition costs have been expensed as incurred.

9 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. Goodwill is classified as a level 3 Input because there is no market activity for the asset.

Goodwill	
Beginning Value	$ 186,548.
Current Year Additions	5,600.
Ending value	$ 192,148.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2014 the Company was not in violation of this requirement.

11 Related Party Transactions

During the year the Company paid commissions in the amount of $57,000. to its shareholders'.

12 Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at March 31, 2014 total approximately $75,860 and will expire on December 31, 2032.

13 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2014 the Company was in compliance with this program.

14 Subsequent Events

Events have been evaluated through the date of May 22, 2014 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2014

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

Independent Auditors Report on
Internal Accounting Control

Stockholders'
Thomas P. Reynolds Securities Ltd.

In planning and performing my audit of the financial statements of Thomas P. Reynolds Securities Ltd. (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 22, 2014

THOMAS P. REYNOLDS SECURITIES Ltd.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2014

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities Ltd. clears on a fully disclosed basis, and possession and control is handled through JP Morgan Chase & Co / JP Morgan Clearing Corp. The Company has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended March 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

THOMAS P. REYNOLDS SECURITIES Ltd.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2014
Schedule I

NET CAPITAL

Common stock	$	100,000
Additional Paid-In Capital		10,000
Retained earnings		63,743
Subordinated liabilities		44,962
Total Credits		218,705

Debits

Prepaid expense		659
Other receivable		2,653
Goodwill		192,148
Total Debits		195,460
NET CAPITAL	$	23,245

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		542
Minimum capital requirement		5,000
Net capital in excess of requirements	$	18,245

Ratio of Aggregate Indebtedness to Net Capital: 0.3496 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2014)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	24,815
Net Capital, per above		23,245
Difference	$	1,570

THOMAS P. REYNOLDS SECURITIES Ltd.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2014
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	8,131
Total Aggregate Indebtedness	$	8,131

THOMAS P. REYNOLDS SECURITIES Ltd.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

THOMAS P. REYNOLDS SECURITIES Ltd.

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended March 31, 2014

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Thomas P. Reynolds Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Thomas P. Reynolds Securities Ltd. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Thomas P. Reynolds Securities Ltd. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 22, 2014

THOMAS P. REYNOLDS SECURITIES Ltd.
SIPC Transitional Assessment Reconcilaition
March 31, 2014

Schedule III

General Assessment Calculation

Total Revenue	$ 166,191
Rate	0.0025
General Assessment Due	415
Less Payments: Prior year overpayment	(467)
Plus: Interest	
Remaining Overpayment	(52)
Paid with SIPC 7	0
(Overpayment)	$ (52)

See Independent Accountants Report.